SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 12, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports that its Controlling Shareholder Filed an Immediate Report

PARTNER COMMUNICATIONS REPORTS THAT ITS
CONTROLLING SHAREHOLDER FILED AN IMMEDIATE
REPORT

Rosh Ha’ayin, Israel, December 12, 2012 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, reports that its controlling shareholder, Scailex Corporation Ltd. ("Scailex"), filed today an immediate report regarding a transaction.

For Scailex's full immediate report, see: http://maya.tase.co.il/bursa/report.asp?report_cd=782197 or its informal English translation attached hereto and to our immediate report on Form 6-K to be furnished to the Securities and Exchange Commission today.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2011 Annual Report (20-F) filed with the SEC on March 22, 2012, as amended on March 26, 2012. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972 54 909 9039 E-mail: Yaffa.cohenifrah@orange.co.il

Scailex Corporation Ltd.
("Scailex" or "the Company")
48 Ben Zion Galis St., Petach Tikva 49277
Tel: 03-9057730 Fax: 03-9300424

December 12, 2012

To Israel Securities Authority 22 Kanfei Nesharim St. Jerusalem 95464 (Via Magna)	To Tel-Aviv Stock Exchange 54 Ahad Ha'am St. Tel-Aviv 65202 (Via Magna)

Dear Sir/Madam,

Re: Engagement in an agreement for the sale of a portion of
Partner's shares owned by the Company

(Immediate Report pursuant to Regulation 36(A) of the Securities Regulations (Periodic and Immediate
Reports), 5730 - 1970)

Further to the Immediate Report published by the Company on November 30, 2012 (reference no.: 2012-01-297369; this reference constitutes inclusion by way of referral) (“the Original Report”), concerning its engagement in an agreement on that date (“the Purchase Agreement”) with S.B. Israel Telecom Ltd. (“the Buyer”), an Israeli special-purpose vehicle (SPV) that is wholly owned (100%) by Saban Capital Group, under which the Company shall sell a portion of the Partner shares owned by the Company to the Buyer, all being pursuant to the conditions specified in the Purchase Agreement, the principal provisions of which are described in the Original Report, the Company is hereby furnishing the following updates relative to the Original Report and relative to additional matters deriving therefrom, as specified hereunder.

Any term not defined in this Immediate Report shall have the meaning ascribed to it in the Original Report.

1.	Update regarding a number of dates prescribed in the Purchase Agreement

1.1
Due diligence completion date: pursuant to the Purchase Agreement, the Buyer’s due diligence examination relative to the Company and to Partner is until December 27, 2012 (as stated in clause 5(a) of the Original Report). It should be noted that the Buyer has informed the Company that, pursuant to the Assignment Agreement, the Buyer has undertaken towards Advent to complete the due diligence examination as stated by December 19, 2012.

1.2
The deferred deadline for closing the transaction: pursuant to the Purchase Agreement, the Purchase Agreement may be cancelled by the Company or by the Buyer if the Purchase Agreement is not consummated by February 7, 2013 (“the Deadline”), provided that, if approval from the Ministry of Communications and/or the Antitrust Commissioner is not received by the Deadline, the Deadline shall be automatically extended until March 28, 2013 (“the Deferred Deadline”), and only subsequently shall each of the parties be permitted to cancel the Agreement pursuant to this subclause (as stated in clause 6.(b)(1) of the Original Report). It should be noted that the Buyer has informed the Company that, pursuant to the Assignment Agreement, the Deferred Deadline in relation to all matters pertaining to the relations between the Buyer and Advent is March 18, 2013. It should also be noted in this context that the consummation of the Assignment Agreement is a suspending condition to the consummation of the Purchase Agreement.

2.	Accounting, tax and cash-flow implications of the Purchase Agreement

Pursuant to initial examinations performed by the Company, inter alia, by relying on its auditors, and subject to additional examinations that have not yet been completed to date, it appears that the accounting, tax and cash-flow implications of the Purchase Agreement shall be as follows:

2.1	Accounting implications

2.1.1	The expected treatment of the financial statements to be published subsequent to the closing of the transaction

Upon the completion of the transaction (Closing), the Company shall eliminate all of Partner’s assets and liabilities from its books as they shall be recorded in the Company’s books on the closing date, as well as all of the assets that shall be attributed to Partner upon their purchase. The Company shall also remove the noncontrolling interests from its books. The proceeds in respect of the sale of the Shares Being Purchased (as defined in the Original Report) shall be calculated in the following manner:

a.	The debt in respect of the Advent Loan at the sum of USD 300 million;

b.	The immediate cash proceeds at the sum of NIS 250 million;

c.	Furthermore, the Company shall evaluate the contingent consideration receivable in respect of the Share of the Dividend, as this term is defined in the Original Report.

Since, pursuant to the Purchase Agreement, there is a preliminary transaction closing on the Consummation Date, and deferred future closings on the Deferred Consummation Date (one or more), closings that are subject to a dividend distribution by Partner, it is expected that the accounting treatment shall also be divided into two principal stages, as follows:

d.
Initial stage – consummation of the sale of the first portion of Partner shares (44,850,000 shares) (in the Original Report – “the Shares Being Purchased on the Consummation Date”) in consideration of clauses a. and b. above.

e.
Second stage (one or more) – the sale of the balance of the Shares Being Sold (2,983,333 shares) (in the Original Report – “the Additional Shares”) against recognition of the contingent consideration under fair value, pursuant to that stated above in clause c. (however, the Company might be required to evaluate the dividend right component as part of the consideration for the Shares Being Sold during the initial stage, and this, as a financial derivative of the right to sell shares in consideration of a contingent sum of money).

Regarding the balance of Partner shares that are not being sold within the scope of the transaction and shall be retained by the Company, the Company shall recognize them in its financial statements according to their value on the Tel-Aviv Stock Exchange Ltd., and shall execute a purchase price allocation (“PPA”) for the various assets being purchased (including intangible assets). As a result of the reduction in the holdings of Partner to approximately 14%, the accounting treatment as of the Consummation Date shall be according to the equity method.

2.1.2	The expected treatment in the Company’s financial statements as on December 31, 2012

With the signing of the Purchase Agreement, the probability of closing of the transaction became high, and therefore, pursuant to the provisions of IFRS 5, on December 31, 2012, Partner’s assets and liabilities shall be presented as being “held for sale” in the Company’s statements of financial position. Partner’s results shall be presented as “discontinued operations” in the Company’s Statement of Income.

Pursuant to the provisions of IFRS 5, Partner’s assets as on December 31, 2012 are to be measured at fair value, less selling costs, which is to be determined on the basis of the evaluation of the fair value of cash-generating unit, Partner, as on December 31, 2012.

2.1.3	The accounting impact on the financial statements

The overall accounting impact on the Company’s financial statements subsequent to the closing of the transaction shall be a loss to the Company’s shareholders of approximately NIS 80 million, this being based on the data on the investment in Partner in the Company’s books as of September 30, 2012, and without taking into account the contingent consideration receivable in respect of the Share of the Dividend. Assuming that the full Share of the Dividend at the sum of approximately NIS 115 million shall be received against the transfer of the Additional Shares (as stated in clause 1.3 of the Original Report), the said loss will be reduced cumulatively by approximately NIS 40 million, this assuming that the balance of the Company’s investment in Partner shall be presented according to the Partner share price as it appears in the Cash Flow Report (as this term is defined hereunder); i.e.: NIS 24.65 per share, and all being pursuant to that stated above in subclause 2.1.1 c. It is emphasized that the said sums have been calculated according to the share price of NIS 24.65 per share, and they should be determined according to the value of the Partner share on the relevant dates.

The accounting treatment that is expected to be implemented in the financial statements as on December 31, 2012 is expected to lead to the recording of a material loss in the statements of income that is attributable to shareholders of the Company and, accordingly, a decrease is expected in the equity attributable to the owners of the Company (a loss that cannot be evaluated at this preliminary stage). In the financial statements to be published subsequent to the closing of the transaction, the Company expects to record a material gain in the statements of income that is attributable to shareholders of the Company and, accordingly, an increase is expected in the equity attributable to the owners of the Company (a gain that cannot be evaluated at this preliminary stage). The expected overall net impact is a loss of approximately NIS 80 million (which could be reduced by the sum of up to approximately NIS 40 million, in the scenario whereby the full Share of the Dividend is received), all as stated above. Within the scope of the said overall net impact, a gain might be recorded due to erosion of the liability in respect of the Advent Loan (i.e., a decrease in the value of the liability), which would lead to an equal rise in the loss deriving from the sale of the Shares Being Sold.

2.2	Tax implications

The Company does not expect a tax liability in respect of the sale of Partner shares within the scope of the transaction, in light of the loss deriving from this sale, according to the cost of Partner shares for tax purposes.

2.3	Cash flow implications

2.3.1
For the cash-flow implications resulting from execution of the transaction, see clause 7 of the Directors’ Report included in the Company’s Quarterly Report as on September 30, 2012, for which an amended report thereto was published by the Company on December 3, 2012 (reference no.: 2012-01-299955) (“the Cash Flow Report”) and subject to that stated hereunder.

2.3.2
With reference to subclause 9 of the Cash Flow Report, the Company clarifies that the flow does not assume a dividend distribution by Scailex to its shareholders during the relevant period. We clarify that the flow assumes that Scailex’s undertaking towards a portion of its series of notes (series F, G, H and I), whereby the Company shall distribute a dividend solely from distributable profits that accumulated during the four calendar quarters preceding the dividend distribution date, which is in effect until October 30, 2015, shall be extended by twenty-four additional months; i.e., until October 30, 2017.

2.3.3
It was assumed in the Cash Flow Report that cash to be raised by the Company on the basis of existing assets of the Company on the date of the Cash Flow Report (including a capital recruitment against a pledge of assets as stated) shall be used for servicing the existing debt, for the operations of the cellular operators domain of activity as they shall be from time to time (including, but not limited to, the domain’s working capital, expansion of the domain of activity’s chain of stores and/or points-of-sale-and-service, or expansion of the products and services being provided within the scope of the operations of this segment), and for other current expenses of the Company (including transaction expenses in respect of the courses of action included in the Cash Flow Report),only, and this, until October 30, 2017.

2.3.4	The materialization of the assumptions stated above in clauses 2.3.2 and 2.3.3 are under the Company’s control, and the Company is committed to acting in compliance therewith until October 30, 2017.

The data specified above in clause 2 (including in the Cash Flow Report) are based on assessments, assumptions, forecasts and plans of the Company, as they are on the date of this report. This data falls within the scope of forward-looking information, as this term is defined in the Securities Law, 5728 – 1968, whereby their very materialization, the extent and timing of their materialization are uncertain and are not under the Company’s complete control. Therefore, there is no certainty that the assessments and/or assumptions and/or forecasts and/or plans shall materialize, in whole or in part, and they could differ materially from those presented in this report, including in relation to all matters pertaining to extent and timing, inter alia, due to their dependence on exogenous factors not under the Company’s complete control, as specified in the Cash Flow Report. It is clarified that that stated in relation to the accounting treatment of the transaction is subject to the completion of the examinations and to the consent of the Company’s auditor. The results of the treatment as stated could change, inter alia, depending upon the price of the Partner share on the TASE on the Consummation Date. Further to that stated in the Cash Flow Report, the Company reiterates and emphasizes that the cash flows presented in the Cash Flow Report assume that the Purchase Agreement shall be consummated according to its conditions and on the dates specified in the Cash Flow Report. The Company further reiterates and emphasizes that the data specified in the Cash Flow Report rely significantly on the distribution of dividends by Partner in general and, in particular, on the volume of the distribution and on the timing of the receipt of the dividends by the Company. Furthermore, the flow also significantly relies on cash to be generated by the cellular operators segment in general and, in particular, on the volume and timing of the receipt thereof by the Company, which are not under the Company’s control. This material dependence of the Company on dividends from Partner and/or on cash to be generated by the cellular operators segment, the volume and timing of the receipt thereof, exists even given the consummation of the Purchase Agreement, including and primarily shortly before or after the consummation as stated; i.e., in each of the calendar quarters of 2013. The Company wishes to emphasize that the telecommunications market has recently been undergoing frequent shocks and dramatic changes, on a daily basis, such as: aggressive activity on the part of Partner’s competitors (e.g.: the marketing of “all-inclusive” packages at low prices by Golan Telecom and Hot Mobile, the marketing of packages bundling a number of telecommunication services, sales campaigns for handset equipment and more), aggressive activities on the part of the competitors of the cellular operators segment (e.g.: a rise in the volume of parallel imports), significant regulatory reforms and more. These shocks and changes are liable to have a material adverse impact on the Company’s financial position, due to their impact on Partner’s results of operations and cash flow and/or on the cellular operators segment, and, accordingly, on the volume and timing of the inflows to be received by the Company in respect of dividends from Partner and/or in respect of the cellular operators segment. Moreover, the Company wishes to clarify that, under an extreme scenario, Partner might not distribute dividends at all throughout the entire period of the Cash Flow or a portion thereof. The risk of this extreme scenario materializing increases, inter alia, in the instance whereby shocks and changes in the telecommunications market as stated shall continue to occur and/or shall intensify. In this context, the Company wishes to clarify that, even if the Purchase Agreement is consummated pursuant to its conditions and on the dates specified in the Cash Flow Report, the Company has no assurances relative to dividend distributions by Partner, the volume and/or timing thereof, since all these are subject as stated to the sole discretion of Partner’s Board of Directors. The Company also wishes to emphasize that, even if the underlying assumptions of the Cash Flow Report relative to the volume and timing of dividend distributions by Partner shall not materialize, fully or partially, and even under an extreme scenario as stated, whereby Partner shall not distribute dividends at all during a not insignificant portion of the period of the Cash Flow, according to the Company’s assessment, it is reasonable to assume that the Company shall be able to meet its existing and expected liabilities on their payment due dates, this by taking actions not appearing in the Cash Flow Report; i.e., realization of assets of the Company and/or obtaining credit against them, as of the second half of 2013, and all this while assuming that the value of assets as stated shall be similar at that time to their present value.

3.	Possible implications of the Purchase Agreement not being approved by the meetings of the noteholders

Further to that stated in clauses 4(a) and 7.3 of the Original Report, the Company wishes to call the investors’ attention to the fact that the Company has undertaken towards Advent that, by no later than December 25, 2012, meetings of the Company’s noteholders shall be convened (Series A through D, F through I and 1) to approve the engagement in the Purchase Agreement and the assignment of the Advent Loan. The noteholders’ approval as stated is one of the principal suspending conditions to the consummation of the Purchase Agreement. The non-receipt of approvals as stated by each of the aforesaid noteholders’ meetings, the wording of which shall be placed on the agenda of the meetings,  by December 25, 2012, is liable to materially jeopardize the chances of closing the transaction, and accordingly, to give rise to uncertainty as to the Company’s ability to repay principal (Series B, C and F) and/or to pay interest in respect of the notes (all of the series, except for series A, D and E) on the due date or the next payment of interest, as the case may be; i.e., at the end of December 2012/at the beginning of January 2013 and/or to pay other payments subsequently. The Company has also undertaken towards Advent that, insofar as the consent of the noteholders as stated shall not be received by December 25, 2012, and if proceedings shall be instituted against the Company, including liquidation or settlement proceedings, or threats to institute such proceedings immediately, then the Company shall cooperate with the Buyer and Advent in relation to the filing of a motion to the court to approve the Assignment Agreement or an arrangement similar thereto by way of an arrangement.

Further to that stated in the Original Report, the Company wishes to emphasize that the consummation of the Purchase Agreement, including the Shareholders’ Agreement, is subject to suspending conditions that are not under the Company’s control and, notwithstanding the fact that, according to the Company’s assessment, it is highly likely that the suspending conditions shall be fulfilled, there is no certainty that the Purchase Agreement, including the Shareholders’ Agreement, shall be consummated at all, or according to the conditions and at the times specified above, including as a result of the nonfulfillment of any of the suspending conditions and/or its cancellation by the Buyer. It is hereby clarified that the courses of action that the Company shall take in order to consummate the Purchase Agreement (also subsequent to the closing of the transaction), such as a purchase of Partner shares from Leumi, and/or buy-backs of notes for the purpose of releasing Partner shares pledged to secure the Company’s notes, may have implications on the Company’s cash flow.

Sincerely, Scailex Corporation Ltd. by: Mr. Yahel Shachar, C.E.O.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Ziv Leitman
Name:	Ziv Leitman
Title:	Chief Financial Officer

Dated: December 12, 2012